UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 15, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 4th, 2017

1.            Date, Time and Place: Held on August 4th, 2017, at 8:30AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.            Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were dully called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.            Attendance: The majority of the sitting members of the Board of Directors, that is, Messrs José Luciano Duarte Penido (Chairman of the Board of Directors), Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, e Raul Calfat. The absence of the member Mr. Alexandre Gonçalves Silva was justified. Mr. Silva was replaced, in accordance with the terms of Item 4 of the Board of Directors´ Internal Rules, by his alternate Mr. José Écio Pereira da Costa Júnior.

4.            Presiding:     Mr. José Luciano Duarte Penido — Chairman of the Board of Directors

Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.            Agenda: Deliberate about (i) appointment of the members of Company’s Board of Officers; (ii) the nomination of the Chief Compliance Officer; and (iii) the ratification of the Company’s Corporate Policiy.

6.            Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to:

(i)                                    Board of Officers

Approve, pursuant article 17, item II, of the Company’s Bylaws, by the totality of votes and without reservations and/or qualifications, the current members of the Board of Officers were reelected for a term until August 22nd, 2018, and shall, otherwise, remain in their positions until the taking of office by their alternates, Messrs:

(a)                                Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of the Identity Card RG No. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under no.

057.846.538-81, appointed for the position of Chief Executive Officer of the Company, exercising the duty of executive management of the Company;

(b)                                Aires Galhardo, Brazilian citizen, married, business manager, bearer of the Identity Card RG No. 24.854.223-0, issued by SSP/SP, enrolled with the CPF/MF under No. 249.860.458-81, appointed for the position of Statutory Officer without specific, exercising cumulatively the duties of forest management and management of industrial and engineering operations.

(c)                                 Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of the Identity Card RG No. 04.834.163-0, issued by IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, appointed for the position of Statutory Officer without specific, exercising cumulatively the duties of Investor Relations and Finance Management;

(d)                                Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of the Identity Card RG No. M-760.059, issued by SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, appointed for the position of Statutory Officer without specific, exercising the duty of human resources management and development;

(e)                                 Maria Luiza de Oliveira Pinto e Paiva, Brazilian citizen, married, psychologist, bearer of the Identity Card RG No. 10787341-2, issued by SSP/SP, enrolled with the CPF/MF under No. 129.079.488-06, appointed for the position of Statutory Officer without specific, exercising cumulatively the duties of sustainability and corporate relations management; and

(f)                                  Wellington Angelo Loureiro Giacomin, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 549.423, issued by SPTC/ES, enrolled with the CPF/MF under No. 719.996.207-04, appointed for the position of Statutory Officer without specific, exercising cumulatively the duties of supply and logistics management;

all of them residents and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, Zip Code 04551-010.

The Officers appointed herein declares, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no. 10.406/2002, in art. 147 of Law no 6.404/76, as amended (“Brazilian Corporations Law”), and in CVM Instruction no. 367/02 for their investiture as members of the Company’s Board of Officers. The Officers will take office of their respective duties on August 22, 2017, upon signing the Instrument of Appointment as transcribed in the Minutes Book of the Company’s Board of Officers and the declaration referred to in CVM Instruction no. 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

(ii)                                Chief Compliance Officer

Ratify the nomination of Mr. Adjarbas Guerra Neto to exercise the duty of Governance, Risk Management and Compliance non-statutory officer (Chief Compliance Officer), for a term until August 22nd, 2018, reporting directly to the Chairman of the Board of Directors, as deliberated by the Board of Directors on

December 15th, 2016, reinforcing the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrating the improvement within the scope of Fibria’s corporate governance.

For clarification purposes, Mr. Adjarbas Guerra Neto shall not be considered officer of the Company under the terms of article 138 of the Brazilian Corporations Law, and he does not have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law

(iii)                            Company’s Corporate Policies

Approve, by the totality of votes and without reservations and/or qualifications, the ratification of the Sustainability Policy of the Company, as per exhibit I, available on the Company’s webpage and at the Company’s headquarters.

In addition, the members of the Board of Directors consign that, since June 21st, 2017, Mr. Eduardo de Almeida Pinto Andretto no longer acts as the Non-statutory General Counsel of the Company, designated as per the Minutes of the Board of Directors’ Meeting held on August 23rd, 2012.

7.            Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Ms. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, José Écio Pereira da Costa Junior (alternate of Alexandre Gonçalves Silva), Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, and Raul Calfat.

São Paulo, August 4th, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

EXHIBIT I

Sustainability Policy

SUSTAINABILITY POLICY

1. OBJECTIVE

The purpose of this Sustainability Policy (“Policy”) is to establish the principles and guidelines governing the social and environmental practices of Fibria Celulose S.A. (“Fibria” or “Company”), in keeping with its business strategy, to consolidate the company as a creator of economic value combined with environmental conservation, social inclusion and better quality of life.

2. SCOPE

This Policy is applicable to all Fibria employees at all units and subsidiaries, including the foreign companies directly or indirectly controlled by the Company.

3. DEFINITIONS

a)            Sustainability Committee: body that advises the Company’s Board of Directors on all aspects related to sustainability by identifying, addressing and handling topics that pose risks or could have a relevant impact on the business, on its long term results, on its stakeholder relations and on its image.

b)            Indigenous and Traditional Peoples: Culturally unique groups that identify themselves as such, have their own forms of social organization and that occupy and use land and natural resources as a condition for their cultural, social, religious, ancestral and economic reproduction, drawing on knowledge, innovations and practices created and transmitted through their tradition (Federal Decree 6040/2007).

c)            Ecosystem services: are the benefits people obtain from ecosystems. These include provisioning services such as food and water; regulating services such as flood and disease control; supporting services, such as soil formation and nutrient cycling; and cultural services such as recreational, spiritual and other nonmaterial benefits (United Nations).

d)            Sustainability: the creation of value in the long term, considering the triple bottom line (financial, social and environmental), “to meet the needs of the present without compromising the ability of future generations to meet their own needs” (Brundtland, 1987).

4. GUIDELINES

4.1 Principles

This Policy is based on the principles defined in our Mission, Vision and Values:

a)      Ethics

b)      Respect for life and its diversity

c)      Sustainable growth with value creation

d)      Promote social inclusion and improve quality of life

e)      Strive to conserve the environment and its water resources

4.2. General Guidelines

The general guidelines of this Policy are based on Fibria’s Code of Conduct, as follows:

a)             Respect for diversity and freedom of opinion and expression.

b)             Strive to ensure a safe and healthy workplace and to prevent accidents and health risks.

c)              Value the dignity of labor, rejecting any actions characterized as child labor or analogous to slavery within the company or its supplier chain.

d)             Value diversity, repudiating any act of discrimination or prejudice of any kind and combating abuses of power and/or harassment, as well as any situation that configures disrespect, intimidation, physical violence or threats to internal or external relations forged by the Company.

e)              Promote the integrity of the business, repudiating any form of corruption in its business activities and promoting initiatives to combat this practice in its entire value chain.

f)               Consider the social and environmental context on an integrated basis and complementary to the economic context in its entire operations, promoting the identification, prevention, resolution or mitigation of the social, environmental and economic impacts of our activities.

4.3 Transparency

Act transparently in its communications with stakeholders on the company’s performance in terms of the social, environmental, economic and governance aspects.

4.4 Legislation

Operate in full compliance with all legislation, standards (internal or external), regulations and commitments undertaken.

4.5 Management of Local Development

Fibria maintains channels for communicating with the communities neighboring its forestry and industrial operations to prevent and/or minimize their adverse impacts and to augment their positive impacts, effectively fostering engagement and development based on the following principles:

a)             Establishing mechanisms for preventing and/or resolving any social and cultural conflicts arising from our activities, thus enabling free participation.

b)             Encouraging entrepreneurship and community associations in order to promote and exercise citizenship as well as sustainable local development.

c)              Investing in projects to forge partnerships with the private sector, civil society organizations and the public sector.

More information on Local Development Management is available in Appendix 2. Referenced Policies and Standards of this Policy.

4.6          Environmental Management

Fibria works to reduce its adverse environmental impacts while improving the quality of the environment in which it operates, which includes:

a)      Studies, controls and monitoring of fauna and flora, energy, air emissions, solid waste, water and soil resources, effectively fostering the increased generation of ecosystem services.

b)      Use of renewable materials and the pursuit for eco-efficiency and technological innovation.

c)      Mitigate and adapt to the effects of climate change, measurement of greenhouse gas emissions and the sequestration and capture of carbon using nationally and internationally recognized standards.

d)      Create and disseminate knowledge through environmental education actions targeting internal stakeholders, partners and local communities as well as external stakeholders to promote the practice of sustainable actions that respect the environment and ensure the current and future well-being of society;

e)      Promote efficiency in environmental management through the rational consumption of energy and natural resources, adopting the concept of eco-efficiency and the 4 Rs (rethink, reduce, reuse and recycle) in the application of best management practices, and avoiding and preventing pollution related to wastewater, solid waste and air emissions.

More information on Environmental Management is available in Appendix 2. Referenced Policies and Standards of this Policy.

4.7 Value Chain

Develop mechanisms and ensure that partners in the value chain comply with all social and environmental requirements.

4.8 Society

Fibria recognizes the importance of engaging stakeholders in its business through dialogue and works to create a fair society and positive environment for future generations. The company is committed to balancing its social, environmental and economic aspects with a view to creating long-term value for all stakeholders.

4.9 Approval and Revision

This Policy was submitted by the Sustainability Committee to the Board of Directors for its approval on December 17, 2015 and Ratified in the Board of Directors’ Meeting on August 04,

2017. This Policy should be revised every two years or in accordance with the needs of the organization and its context.

4.10 Disclosure

This Policy is an instrument to be freely distributed and accessed and is available on the website (www.fibria.com.br) in Portuguese and English to enable direct and indirect employees, suppliers, customers and other stakeholders to learn about Fibria’s Sustainability principles and guidelines.

5. RESPONSIBILITIES

a)            Fibria maintains a Sustainability governance structure that seeks to promote the adequate management of social and environmental issues, monitors results, identifies risks and proposes advances.

b)            It has a Sustainability Committee that advises the Board of Directors on all aspects related to sustainability by identifying, addressing and handling topics that represent risks or could have an impact on its business, in terms of its long term results, its relations with stakeholders and its image.

c)            Fibria has a Department that is responsible for compliance with this Policy.

d)            It defines short, medium and long term targets for key aspects of our social and environmental performance. These targets are reflected in the performance evaluations of internal areas and of employees involved in the planning and execution of activities related to this Policy.

e)            All employees, managers and shareholders of the Fibria Group are responsible for complying with this Policy.

f)             Members of the management team should distribute this Policy to employees and other managers at Fibria and strive to ensure its compliance.

6.  BUSINESS-ASSOCIATED RISKS

Fibria maps, analyzes and recommends adequate mitigation for its social and environmental risks caused by its operations. To guide its management, the company has a Risk Management Policy.

6.1 Strategic Risks

EXTERNAL: Company image

6.2 Compliance Risks

INTERNAL: Non-adherence to standards and procedures

EXTERNAL:

a) Legal;

b) Regulatory.

6.3 Operational Risks

PROCEDURAL

a) Invest where it cannot be invested

b) Invest without proper approval

RETIREMENT / ETHICS

a)      Unlawfulness;

b)      Fraud;

c)      Unauthorized use;

d)      Reckless management

7. APPENDIX

Appendix 1 — Fibria’s Voluntary Commitments

Appendix 2 — Referenced Policies and Standards

Appendix 3 — Certifications

Appendix 1 — Fibria’s Voluntary Commitments

Global Compact

The 10 Principles

Human Rights

Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and

Principle 2: make sure that they are not complicit in human rights abuses.

Labor

Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Principle 4: the elimination of all forms of forced and compulsory labor;

Principle 5: the effective abolition of child labor; and

Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

Principle 7: Businesses should support a precautionary approach to environmental challenges;

Principle 8: undertake initiatives to promote greater environmental responsibility; and

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Anti-corruption

Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

Other commitments: See: http://www.fibria.com.br/en/institutional/commitments/

Appendix 2 — Referenced Policies and Standards

Social policies and norms

1)             PC.00.012 - Socio-environmental Investment Policy

2)             PC.00.023 - Policy on Voluntary Commitments and Representations

3)             PO.20.01.004 - Local Relationship Committee

4)             MA.20.01.001 - Relationship Management Manual

5)             PO.27.06.003 - Registry Update of Socio-Environmental Support Bases

6)             PO.20.01.005 - Identification and Evaluation of Social Aspects and Impacts

7)             PO.20.01.006 — Operational Dialogue

8)             Votorantim Institute’s Engagement Manual

9)             PO.20.01.009 — Face-to-face Calendar

10)      PO.20.01.012 —Stakeholder Occurrences Management

11)      PO.20.01.007 — Social Claims Management

12)      PO.20.01.008 — Socio-environmental Project Management

13)      PO.20.01.011 — Colmeias (“Beehives”) Program

14)      PO.27.03.001 - Procedure for Treatment of Patrimonial Occurrences

Environmental policies and standards

15)      PO.12.13.001      Forest Environmental Licensing

16)      PO.12.13.002      Internal Environmental Training Program - Forestry Area

17)      PO.12.13.003      Treatment of Archaeological and Paleontological Occurrence

18)      PO.12.13.003      Resource and Emissions Management

19)      PO.12.13.004      Identification and Evaluation of Environmental Aspects and Impacts

20)      PO.12.13.005      Environmental Aspects and Impacts

21)      PO.12.13.005      Socio-environmental recommendations - RSA

22)      PO.12.13.005      Identification and Evaluation of Environmental Aspects and Impacts

23)      PO.12.13.006      Environmental Legal Assistance

24)      PO.12.13.006      Solid Waste Management - MS

25)      PO.12.13.007      Sanitary landfill in trenches

26)      PO.12.13.007      Socio-environmental planning

27)      PO.12.13.008      Treatment of Erosive processes — SP Unit

28)      PO.12.13.008      Environmental Restoration of Areas Destined for Conservation

29)      PO.12.13.009      Socio-environmental planning

30)      PO.12.13.028      Applicable legal requirements and others

31)      PO.12.13.029      Environmental monitoring

32)      MA.12.13.001     Management Plan — Fibria Forest Units in SP State

33)      MA.12.13.001     Waste Management Manual — Forestry Area

34)      MA.12.13.002     Management for the Conservation of Protected Areas Manual

35)      MA.12.13.003     Forest Management Plan

36)      MA.12.13.003     Management Plan — Fibria Forest Units in MS State

37)      MA.12.13.004     Carbon Footprint

Appendix 3 — Certifications

1)            NBR ISO 14001

This certification aims to determine the requirements related to an Environmental Management System that allows Fibria to develop and implement a policy and objectives that take into account legal requirements, other requirements and information regarding identified environmental aspects, in order to balance environmental protection and pollution prevention with socio-economic needs. In all forest and industrial units.

2)            OHSAS 18001

This certification aims to determine the requirements related to a Management System focused on occupational health and safety, allowing Fibria to systematically control and improve the level of management and performance in Occupational Health and Safety. Place: Santos Port Terminal.

3)            Chain of Custody (FSC® e CERFLOR)

These certifications aim to track the origin of the raw material (wood) used in the pulp production process. They include social aspects related to the verification of some health and safety items. All Fibria industrial units.

4)            Forest Management (FSC® e CERFLOR)

These certifications aim to demonstrate that Fibria carries out its forestry activities correctly, respecting social, environmental and economic requirements, as established in FSC and CERFLOR principles and criteria. All Fibria Forest units.

5)            Independent Assurance of Annual Report

This certification aims to demonstrate that the information published in Fibria’s Annual Report is faithful to the facts, with substantiated evidence, as audited by an Accredited Certifying Organization (OCC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO